Thomas Poletti
manatt	Manatt, Phelps & Phillips, LLP
manatt | phelps | phillips	Direct Dial: (714) 371-2501
E-mail: TPoletti@manatt.com

May 11, 2021

VIA EDGAR

Division of Corporation Finance

U.S.  Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser, Office of Trade & Services

Re:	Digital Brands Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 27, 2021
File No. 333-255193

Dear Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser:

On behalf of our client, Digital Brands Group, Inc. (the “Company”), we hereby file Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 4”). Amendment No. 4 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated May 10, 2021 (the “Staff’s Letter”) relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 as submitted with the Commission on April 27, 2021. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 4. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1 filed April 27, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 73

Year ended December 31, 2020 compared to the Year Ended December 31, 2019, page 67

1.            We note your revised disclosure in response to our prior comment 3 and reissue our comment in part. Please disclose whether you intend or have any current plans to conduct follow-on offerings prior to July 31, 2021 and September 30, 2021 and discuss how the standstill provision described on page 119 might impact your ability to do so.

Response: Pursuant to the Staff’s Comment, the Company has revised the registration statement to state that while the Company has no current plans to conduct a follow on offering prior to July 31, 2021 and September 30, 2021, it may effect such an offering if market conditions are favorable for such an offering and should the representative agree to waive the standstill provision set forth in the registration statement, noting that there is no assurance that even if market conditions are favorable that the representative will waive the standstill provision. Also disclosed is the fact that in such a case the Company anticipates to make any required payments under its senior credit facility from cash generated from operations.

Thomas Poletti
manatt

manatt | phelps | phillips

Notes to Consolidated Financial Statements

Note 7: Liabilities and Debt, page F-22

2.            We note your response to prior comment and your revised discussion on page 73 that the scheduled maturity date for the senior credit agreement is December 31, 2022. We also note per Note 7 to the Digital Brands Group financial statements that there is a balloon payment for the full principal amount due at maturity in June 2021, which may be extended to December 31, 2022. Please explain the difference in the maturity dates and revise your disclosures accordingly.

Response: Pursuant to the Staff’s Comment, the Company has revised Note 7 to the Digital Brands Group Financial Statement to clarify that the maturity date of the senior credit agreement is December 31, 2022.

Thomas Poletti
manatt	Manatt, Phelps & Phillips, LLP
manatt | phelps | phillips	Direct Dial: (714) 371-2501
E-mail: TPoletti@manatt.com

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc: John Hilburn Davis, Chief Executive Officer

3